Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2014

Athens, Greece, October 31, 2014 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the third quarter and nine-months ended September 30, 2014.

•	Voyage revenues of $124.7 million and $363.1 million for the three and the nine-months ended September 30, 2014, respectively.

•	Voyage revenues adjusted on a cash basis of $125.8 million and $369.3 million for the three and nine-months ended September 30, 2014, respectively.

•	Adjusted EBITDA of $87.0 million and $260.5 million for the three and nine-months ended September 30, 2014, respectively.

•	Net income of $37.1 million and $84.3 million for the three and nine-months ended September 30, 2014, respectively.

•	Net income available to common stockholders of $34.0 million or $0.45 per share and $75.5 million or $1.01 per share for the three and nine-months ended September 30, 2014, respectively.

•	Adjusted Net income available to common stockholders of $28.1 million or $0.38 per share and $92.1 million or $1.23 per share for the three and nine-months ended September 30, 2014, respectively.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail.

New Business Developments

•
The Company sold the 1987-built, 3,152TEU containership Akritas for demolition, for a sale price of $7.3 million. The vessel was delivered to her buyers in September, 2014.  The company recorded an accounting gain of approximately $1.8 million from the sale.

•
Pursuant to the Framework Agreement with York Capital Management (“York”), a jointly-owned vessel owning entity acquired the 1999-built, 2,526TEU containership Elafonisos for a price of approximately $7.7 million The vessel was paid for with equity. The Company holds a 49% equity percentage in the vessel owning entity. The vessel has been chartered to A.P.Møller-Mærsk A/S (“Maersk”) for a period starting from October 26, 2014 and ending between January 10, 2015 at the earliest and April 30, 2015 at the latest, in Charterers option, at a daily rate of $6,250.

•
In August 2014, the vessel owning entities formed pursuant to the Framework Agreement with York which own the vessels Ensenada Express, Xpress Padma and Petalidi, entered into a loan agreement with Eurobank Ergasias S.A., for a facility of $17.0 million for working capital purposes. The facility is payable in 16 quarterly installments and bears interest at LIBOR plus a margin.

•
In October 2014, Costamare Partners LP (the “MLP”), a Marshall Islands limited partnership and a wholly owned subsidiary of the Company, filed a Registration Statement on Form F-1 with the U.S. Securities and Exchange Commission for the initial public offering of common units representing limited partnership interests in the MLP.

•	The Company entered into the following charter arrangements:
o
Agreed to charter the 1991-built, 3,351TEU containership Karmen to Evergreen for a period of minimum one and maximum three months, starting from August 21, 2014, at a daily rate of $7,500. Subsequently, we agreed to extend the charter for a period of minimum six and maximum ten months, starting from November 21, 2014, at a daily rate of $7,500.

o
Charterers declared their option and extended the charter of the 1997-built, 2,458 TEU containership Messini for an additional period of six months starting from October 1, 2014, at a daily rate of $7,500.

o	Agreed to charter the 2000-built, 2,474TEU containership Areopolis to Evergreen for a period of minimum three and maximum six months, starting from September 21, 2014, at a daily rate of $7,200.
o	Agreed to charter the 1996-built, 1,504TEU containership Prosper to Evergreen for a period of minimum five and maximum nine months, starting from August 24, 2014, at a daily rate of $7,350.
o
Agreed to extend the charter of the 2000-built, 1,645TEU containership Neapolis with Yang Ming for an additional period of minimum three and maximum six months, starting from November 9, 2014, at a daily rate of $8,000.

o
Agreed to extend the charter of the 2001-built, 1,078TEU containership Stadt Luebeck with CMA CGM for an additional period of minimum nine and maximum 12 months, starting from September 22, 2014, at a daily rate of $6,400.

Dividend Announcements

•
On October 3, 2014, we declared a dividend of $0.476563 per share on our Series B Preferred Stock and a dividend of $0.531250 per share on our Series C Preferred Stock, both paid on October 15, 2014, to holders of record on October 14, 2014.

•
On October 7, 2014, we declared a dividend for the third quarter ended September 30, 2014, of $0.28 per share on our common stock, payable on November 5, 2014, to stockholders of record on October 22, 2014. This will be the Company’s sixteenth consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

A registration statement relating to the initial public offering of the MLP’s securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter of the year, the Company continued to deliver positive results.

Recently we acquired, together with our partner York Capital, a 1999-built 2,526 TEU container vessel for a purchase price of $7.7 million. The vessel was bought with equity and after delivery she commenced her charter employment with Maersk.

During the quarter the Company sold for demolition the 1987-built 3,152 TEU containership vessel Akritas for a price of $7.3 million. The disposal resulted in an accounting gain of $1.8 million

In August we entered into a $17.0 million loan agreement in relation to the three second hand vessels Ensenada Express, Petalidi and X-press Padma, which were originally bought with equity under our JV agreement with York.

Regarding our chartering arrangements, we have no ships laid up and essentially no ships coming out of charter before year end. Our re-chartering risk is minimized.

On October 3, we declared a dividend on our Series B and Series C Preferred Stock. On October 7, we declared a dividend of $0.28 per share of our common stock, payable on November 5.

We continue to execute successfully on our growth strategy. We feel we are well positioned to continue to grow selectively and on healthy grounds.”

Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2013	2014	2013	2014

Voyage revenue	$301,700	$363,129	$110,134	$124,726
Accrued charter revenue (1)	$10,673	$6,241	$4,039	$1,120
Voyage revenue adjusted on a cash basis (2)	$312,373	$369,370	$114,173	$125,846

Adjusted EBITDA (3)	$206,722	$260,461	$77,870	$87,021

Adjusted Net Income available to common stockholders (3)	$78,369	$92,139	$28,734	$28,103
Weighted Average number of shares	74,800,000	74,800,000	74,800,000	74,800,000
Adjusted Earnings per share (3)	$1.05	$1.23	$0.38	$0.38

EBITDA (3)	$204,003	$246,546	$69,495	$94,136
Net Income	$76,235	$84,287	$20,944	$37,074
Net Income available to common stockholders	$75,650	$75,456	$20,359	$33,962
Weighted Average number of shares	74,800,000	74,800,000	74,800,000	74,800,000
Earnings per share	$1.01	$1.01	$0.27	$0.45

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and nine-month periods ended September 30, 2014 and September 30, 2013. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2013	2014	2013	2014

Net Income	$76,235	$84,287	$20,944	$37,074
Distributed earnings allocated to Preferred Stock	(585)	(8,831)	(585)	(3,112)
Net Income available to common stockholders	75,650	75,456	20,359	33,962
Accrued charter revenue	10,673	6,241	4,039	1,120
(Gain) / Loss on sale/disposal of vessels	(518)	(2,543)	5,942	(5,446)
Swaps breakage costs	-	10,192	-	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	4,905	-	190
Amortization of prepaid lease rentals	-	2,768	-	1,256
Realized (Gain) / Loss on Euro/USD forward contracts	(615)	63	(245)	63
Gain on derivative instruments	(6,821)	(4,943)	(1,361)	(3,042)

Adjusted Net income available to common stockholders	$78,369	$92,139	$28,734	$28,103
Adjusted Earnings per Share	$1.05	$1.23	$0.38	$0.38
Weighted average number of shares	74,800,000	74,800,000	74,800,000	74,800,000

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain / (loss) on sale / disposals of vessels, realized (gain) /loss on Euro/USD forward contracts, swaps breakage costs, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, amortization of prepaid lease rentals and non-cash changes in fair value of currency forwards and derivatives.   “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars)	2013	2014	2013	2014

Net Income	$76,235	$84,287	$20,944	$37,074
Interest and finance costs	56,923	75,601	22,815	27,239
Interest income	(448)	(531)	(39)	(240)
Depreciation	65,158	78,845	23,669	27,027
Amortization of prepaid lease rentals	-	2,768	-	1,256
Amortization of dry-docking and special survey costs	6,135	5,576	2,106	1,780
EBITDA	204,003	246,546	69,495	94,136
Accrued charter revenue	10,673	6,241	4,039	1,120
(Gain) / Loss on sale / disposal of vessels (1)	(518)	(2,543)	5,942	(5,446)
Swaps breakage costs	-	10,192	-	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	4,905	-	190
Realized (Gain) / Loss on Euro / USD forward contracts	(615)	63	(245)	63
Gain on derivative instruments	(6,821)	(4,943)	(1,361)	(3,042)
Adjusted EBITDA	$206,722	$260,461	$77,870	$87,021

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale / disposals of vessels, realized gain / (loss) on Euro / USD forward contracts, swaps breakage costs, unrealized loss from swap option agreement held by a jointly owned company with York, which is  included in equity loss on investments, and non-cash changes in fair value of currency forwards and derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.